

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2022

Joseph La Rosa
Chief Executive Officer
La Rosa Holdings Corp.
1420 Celebration Blvd.
2nd Floor
Celebration, FL 34747

Re: **La Rosa Holdings Corp.**
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted February 10, 2022
CIK No. 0001879403

Dear Mr. La Rosa:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Use of Proceeds, page 30

1. We note your response to comment 1 and your revised disclosure that you have signed agreements with five of your franchisees to acquire a majority interest in their real estate brokerage businesses. Please file these agreements as exhibits in accordance with Item 601(b)(10) of Regulation S-K or advise.

Management, page 57

2.   We note your response to comment 3. As previously requested, please file as exhibits the consents of the board nominees to be named as directors pursuant to Rule 438 of Regulation C.

Executive and Director Compensation, page 65

3.   Please update your summary compensation table for the fiscal year ended 2021.

Transactions with Related Persons, page 74

4.   We note your response to comment 5. Please update your information for the fiscal year ended 2021. Also describe the lease by a member and the advances to the company by the owner, a relative to the owner and member owned companies that are disclosed on page F-16 or advise.

You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ross David Carmel, Esq.